SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                               Executive Risk Inc.
                                 (Name of Issuer)

                      Common Stock, Par Value $.01 Per Share
                          (Title of Class of Securities)

                                    301586103
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 523,000 shares, which constitutes approximately 4.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 11,102,739 shares outstanding.

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1.   Name of Reporting Person:

     Portfolio MM Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 523,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
The
Reporting      9.   Sole Dispositive Power: 523,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by the Reporting Person:

     523,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.7%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Genpar, L.L.C.

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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 2, 1999 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of Executive Risk Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

Reporting Person

     PMM

     The aggregate number of shares of the Stock that PMM owns beneficially, pursuant to Rule 13d-3 of the Act, is 523,000, which constitutes approximately 4.7% of the outstanding shares of the Stock.

Controlling Persons

     TIF

     Because of its position as the sole stockholder of PG, which is the sole general partner of PMM, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 523,000 shares of the Stock, which constitutes approximately 4.7% of the outstanding shares of the Stock.

     TFI

     Because of its position as the sole general partner of TIF, which is the sole stockholder of PG, which is the sole general partner of PMM, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 523,000 shares of the Stock, which constitutes approximately 4.7% of the outstanding shares of the Stock.

     TCM

     Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PG, which is the sole general partner of PMM, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 523,000 shares of the Stock, which constitutes approximately 4.7% of the outstanding shares of the Stock.

     TMT

     Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PG, which is the sole general partner of PMM, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 523,000 shares of the Stock, which constitutes approximately 4.7% of the outstanding shares of the Stock.

     PG

     Because of its position as the sole general partner of PMM, PG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 523,000 shares of the Stock, which constitutes approximately 4.7% of the outstanding shares of the Stock.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

Reporting Person

     PMM

     Acting through its sole general partner, PMM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 523,000 shares of the Stock.

Controlling Persons

     TIF

     As the sole stockholder of PG, which is the sole general partner of PMM, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 523,000 shares of the Stock.

     TFI

     As the sole general partner of TIF, which is the sole stockholder of PG, which is the sole general partner of PMM, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 523,000 shares of the Stock.

     TCM

     As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PG, which is the sole general partner of PMM, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 523,000 shares of the Stock.

     TMT

     As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PG, which is the sole general partner of PMM, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 523,000 shares of the Stock.

     PG

     As the sole general partner of PMM, PG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 523,000 shares of the Stock.

     (c) Since the last filing, PMM has sold shares of the Stock in open market transactions on the New York Stock Exchange, as follows:

                      NO. OF SHARES          PRICE PER
      DATE              SOLD                   SHARE

      02/11/99          63,500                $68.53
      02/11/99          36,500                 68.79

      Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock since the last filing.

      (d) The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

      (e) On February 11, 1999, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of the Stock.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 -- Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.
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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:      February 12, 1999


                                    PORTFOLIO MM INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By: PORTFOLIO GENPAR, L.L.C.,
                                           a Delaware limited liability
                                           company, General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.